[FOREST OIL CORPORATION LETTERHEAD]

December 14, 2007

Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-7010

Re:
Forest Oil Corporation
Registration Statement on Form S-4
Filed November 2, 2007
File No. 333-147129

Dear Ms. Moncada-Terry

        Set forth below are the responses of Forest Oil Corporation ("Forest") to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") dated November 28, 2007 (the "Comment Letter") with respect to the above-referenced filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. Our response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form S-4 filed November 2, 2007

Cover Page

        1.     Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to securityholders and filed pursuant to the applicable provisions of Rule 424.

  Response

        Forest hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Forest hereby further confirms that the expiration date will be included in the final prospectus disseminated to securityholders and filed pursuant to the applicable provisions of Rule 424.

        2.     As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

  Response

        Forest hereby confirms that the offer will be open at least through midnight on the twentieth business day.

Prospectus Summary, page 1

The Exchange Offer, page 1

Acceptance of Old Notes and Delivery of New Notes, page 3

        3.     We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c)

requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

  Response

        Based on the Staff's comment, the disclosure on pages 2, 13, 15, and 16 has been revised to state that Forest will return any old notes not accepted for exchange "promptly" upon expiration or termination of the offer, as applicable.

Exchange Offer, page 13

Extensions, Delays in Acceptance, Termination or Amendment, page 16

        4.     We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

  Response

        Based on the Staff's comment, the disclosure on page 14 has been revised to state that in the event of a material change in the exchange offer, including the waiver by Forest of a material condition, Forest will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Forward Looking Statements, page 71

        5.     We note the statement, "[T]his prospectus and the documents we incorporate by reference contain statements that constitute "forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934." Please note that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1955 does not apply to statements made in connection with a tender offer. We direct you to Section 27A(b)((2)(C) of the Securities Act and Section 21E(b)(2)(C). Therefore, please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 or state explicitly that the safe harbor provisions they provide are not applicable to statements made in connection with the offer.

  Response

        Based on the Staff's comment, the disclosure on page 69 has been revised to delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

        If you have any questions or comments regarding this letter or the Registration Statement, please contact Alan P. Baden of Vinson & Elkins L.L.P. at (212) 237-0001 or Shelley A. Barber of the same firm at (212) 237-0022.

Very truly yours,
/s/ CYRUS D. MARTER IV Cyrus D. Marter IV Senior Vice President, General Counsel and Secretary
cc:
Mellissa Campbell Duru